

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via Mail

Warwick Calasse
Chief Executive Officer
Goff, Corp.
Carrera 43 A # 1-50, Torre Proteccion,
Piso 6, San Fernando Plaza, Medellin, Colombia

> **Re: Goff, Corp.**
> **Current Report on Form 8-K Filed March 12, 2013**
> **File No. 000-54912**

Dear Mr. Calasse:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, please address the following:

1.   You state that you were a shell company before the transaction, and that as of the closing of the Assignment Agreement with Golden Glory Resources, you ceased to be a shell company. Accordingly, within four business days of the transaction, you were required to provide the information that would be required if you were registering a class of securities on Form 10. See Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, audited financial statements and pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 33-8587. Please note that under certain conditions the acquisition of assets may be considered the acquisition of a business that requires financial statements for the acquired business.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal